Q2 Results & Business Update July 29, 2021 Exhibit 99.2

© MorphoSys - Q2/H1 2021 results This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi's ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "would," "could," "potential," "possible," "hope" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys' expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys' business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys' ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. The compounds discussed in this slide presentation are investigational products being developed by MorphoSys and its partners and are not currently approved by the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or any other regulatory authority (except for tafasitamab/Monjuvi® and guselkumab/Tremfya®). There is no guarantee any investigational product will be approved by regulatory authorities. Monjuvi® is a registered trademark of MorphoSys AG. Tremfya® is a registered trademark of Janssen Biotech, Inc.   Forward-Looking Statements

Agenda

Quarterly Highlights, Constellation Acquisition & Outlook

Jean-Paul Kress, M.D., CEO

Monjuvi Commercial Update

Roland Wandeler, Ph.D., COO

Pipeline Update

Malte Peters, M.D., CR&DO

Financial Results & Guidance

Sung Lee, CFO

Q&A

Jean-Paul Kress, Sung Lee, Roland Wandeler, Malte Peters

© MorphoSys - Q2/H1 2021 results 3

Highlights & Outlook Jean-Paul Kress, M.D., CEO © MorphoSys - Q2/H1 2021 results

Significant progress in Q2, building momentum for H2 & Beyond

Accelerating Growth Through Proprietary Drug Development and Commercialization

MONJUVI® tafasitamab-cxix

Constellation PHARMACEUTICALS *A MorphoSys Company*

Monjuvi Launch & Tafasitamab Development

Launch in the U.S. regained momentum exiting Q2

Tafasitamab pipeline progress

- Received positive CHMP opinion in June with Incyte
- Initiated two pivotal trials: frontMIND (1L DLBCL) and inMIND (r/r FL & MZL)

Constellation Pharma Acquisition Augments Development Pipeline

Significant opportunity with two mid- to late stage assets

- Lead value driver pelabresib in myelofibrosis
  - Ongoing phase 3 trial with first- and best-in-class potential
- EZH2-inhibitor with promise in hematology-oncology and solid tumor indications

© MorphoSys - Q2/H1 2021 results 5

Commercial Update Roland Wandeler, Ph.D., COO © MorphoSys - Q2/H1 2021 results

Monjuvi Launch Update – $18.0M Net Product Sales Q2 2021

Regained Momentum Driven by Underlying Demand

MONJUVI®
tafasitamab-cxix

Q2 Progress

- 16% sequential growth led by demand
- Clinical trial orders ~$1 million

Demand Trends

- Total number of accounts ordering continues to grow
- Proportion of accounts that reordered in Q2 increased
  - In June, highest level of repeat orders since launch

Monjuvi Sales



$5.0M
$17.1M
$15.5M
$18.0M
Q3*
Q4
Q1
Q2

* partial quarter

© MorphoSys - Q2/H1 2021 results 7

Foundation for Long-Term Growth

Positive Trends in Cumulative Sites and Repeat Customers

Continued Uptake in DLBCL

Driving a Paradigm Shift in DLBCL

- Data show increase usage of Monjuvi in second line setting
- Increased in-person engagement with HCPs leading to higher quality interactions

Positive Customer feedback leveraging long-term data

- L-MIND 3-year data presented at ASCO, EHA, ICML

- **Expect growth in 2H21**
- Exited Q2 with higher weekly volume relative to first 5 months of 2021 and trends are continuing through July

Building Account Momentum & Breadth

Cumulative sites of care >700 end of June



70%
30%
Q3'20
Q4'20
Q1'21
Q2'21
Academic
Community

Source: Integrichain 867 report April, 30, 2021

© MorphoSys - Q2/H1 2021 results
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Pipeline Update Malte Peters, CR&DO © MorphoSys - Q2/H1 2021 results

Accelerating our innovation and growth strategy

High potential mid- to late-stage pipeline

Asset	Partner	Target	Disease Area	Preclinical	Phase 1	Phase 2	Phase 3	Market
Monjuvi® (tafasitamab)	Incyte	CD19	r/r DLBCL	MAA pending in EU				MONJUVI® tafasitamab-cxix | 200mg for injection, for intravenous use
			1L DLBCL (frontMIND)	■	■	■	■	
			r/r FL / MZL (inMIND)	■	■	■	■	
			CLL (coreMIND)	□	□	□	Trial to be initiated in Q4 2021/ Q1 2022	
			MINDway	□	□	□	Trial to be initiated in Q1 2022	
Pelabresib		BET	Myelofibrosis (MANIFEST-2)	■	■	■	■	
Felzartamab		CD38	MN (M-PLACE / NewPLACE)	■	■	■		
			IgAN (IGNAZ)	□	□	□	Trial to be initiated in Q4 2021	
CPI - 0209		EZH2	Solid tumors / Hematological malignancies	■	■	■		

Monjuvi® (tafasitamab-cxix) is approved under accelerated approval by the U.S. FDA in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT); r/r DLBCL: relapsed/refractory diffuse large B-cell lymphoma. r/r FL / MZL: relapsed/refractory Follicular Lymphoma or Marginal Zone Lymphoma; MN: membranous nephropathy; IgAN: IgA nephropathy)

© MorphoSys - Q2/H1 2021 results 10

Düll et al., ICML 2021; CHMP: Committee for Medicinal Products for Human Use; COMP: Committee for Orphan Medicinal Products; EMA: European Medicines Agency; MAA: Marketing Authorization Application Long term 3-year follow up data from L-MIND study show durable responses © MorphoSys - Q2/H1 2021 results Positive Tafasitamab Regulatory and Data Updates Overall Survival by Prior Lines of Treatment1 Note: Data presented is exploratory. No formal conclusion can be drawn. Regulatory Update 3-year follow-up data were submitted to EMA as part of the MAA Positive CHMP opinion for tafasitamab in combination with lenalidomide for the treatment of adults with r/r DLBCL issued on June 25, 2021 Orphan drug designation for tafasitamab was confirmed by COMP mid July 2021

Unmet Patient Need in Myelofibrosis and Pelabresib Opportunity 30 – 35k Patients in U.S. and Europe Not all patients can be adequately treated with JAK inhibitors (e.g. ruxolitinib) Intermediate / high risk myelofibrosis patients Current standard of care Potential pelabresib opportunity pelabresib + ruxolitinib Potential for disease-modifying effects and more durable responses Treat anemic patients with pelabresib earlier Continue to treat with pelabresib or combine with novel therapies Start ruxolitinib 18-24 months avg. treatment duration Stop rux due to anemia and/or loss of efficacy Too cytopenic / anemic to start rux Hallmarks of myelofibrosis with high unmet medical need Spleen Volume Constitutional Symptoms Anemia & Transfusion Dependence Bone Marrow Fibrosis © MorphoSys - Q2/H1 2021 results

1 Phase 2 MANIFEST study remains ongoing. Data shown pertains to a cutoff of September 29, 2020 Pelabresib Has Potential to be First- and Best-in-Class in Myelofibrosis 1L Myelofibrosis: Arm 3: pelabresib/ruxolitinib combination activity in JAKi-naive patients Spleen volume reduction SVR35 67% (42/63) [95% CI: 54, 78] 2L+ Myelofibrosis: Arms 1 and 2: pelabresib activity observed both as monotherapy and as add-on to ruxolitinib Monotherapy (Cohort 1B) 30% (7/23) Add on to ruxolitinib (Cohort 2B) 29% (6/21) 24-Week Spleen Volume Reduction 35% Blinded randomised study JAK-inhibitor-naïve myelofibrosis patients Pelabresib + ruxolitinib vs. ruxolitinib monotherapy Increase patient number to 400 to increase PoS Increase operational excellence in execution Primary analysis data from MANIFEST-2 expected in H1 2024 Phase 2 MANIFEST study: Compelling data in 1L and 2L+1 Strengthening design of global phase 3 trial © MorphoSys - Q2/H1 2021 results

Broadening proprietary development pipeline © MorphoSys - Q2/H1 2021 results Upcoming Key Clinical Milestones 2021 2022 – 23 2024 - 25 Primary analysis data H1 2024 Pelabresib — MANIFEST-2 Primary analysis data in 1L DLBCL H2 2025 Tafasitamab — frontMIND Phase 1/2 PoC data aMN Q4 2021 Felzartamab — M-PLACE Phase 2 study start IgAN Q4 2021 Felzartamab — IGNAZ Data update phase 2 study Q4 2021 Pelabresib — MANIFEST Start of parsaclisib combo study r/r B-cell malignancies Q4 2021 Tafasitamab — topMIND Pivotal Phase 2 Study Start CLL Q4 2021/Q1 2022 Tafasitamab — coreMIND Start of combo study r/r B-cell malignancies Q1 2022 Tafasitamab — Plamotamab Primary analysis data in r/r FL H2 2023 Tafasitamab — inMIND Phase 1/2 PoC data solid cancer/lymphoma H1 2022 CPI-0209 Pivotal Studies

Financial Results Q2/H1 2021 & Guidance Sung Lee, CFO © MorphoSys - Q2/H1 2021 results

* Differences due to rounding © MorphoSys - Q2/H1 2021 results Q2 2021: Profit or Loss Statement* In € million Q2 2021 Q2 2020 Revenues 38.2 18.4 >100% Monjuvi Product Sales 14.9 - - Royalties 13.7 10.8 27% Licenses, Milestones and Other 9.6 7.6 26% Cost of Sales (10.1) 7.2 >(100%) Gross Profit 28.1 25.7 9% Total Operating Expenses (99.5) (74.0) (34%) R&D Expenses (40.5) (30.9) (31%) Selling Expenses (28.5) (29.3) 3% G&A Expenses (30.5) (13.8) >(100%) Operating Profit / (Loss) (71.4) (48.4) (48%) Consolidated Net Profit / (Net Loss) 20.9 (53.1) >100% Earnings per Share, basic and diluted (in €) (1.62) - Earnings per Share, basic (in €) 0.64 - - Earnings per Share, diluted (in €) 0.61 - - On June 30, 2021 MorphoSys’ position in cash and investments amounted to Euros 1,129.2 million (December 31, 2020: Euros 1,244.0 million)

* Differences due to rounding © MorphoSys - Q2/H1 2021 results H1 2021: Profit or Loss Statement* In € million 6M 2021 6M 2020 Revenues 85.4 269.7 (68%) Monjuvi Product Sales 27.8 - - Royalties 25.4 20.1 26% Licenses, Milestones and Other 32.3 249.5 (87%) Cost of Sales (15.2) 4.0 >(100%) Gross Profit 70.2 273.6 (74%) Total Operating Expenses (171.2) (118.5) (44%) R&D Expenses (73.8) (52.4) (41%) Selling Expenses (56.6) (42.1) (34%) G&A Expenses (40.8) (23.9) (71%) Operating Profit / (Loss) (101.0) 155.1 >(100%) Consolidated Net Profit / (Net Loss) (20.7) 179.8 >(100%) Earnings per Share, basic and diluted (in €) (0.63) - - Earnings per Share, basic (in €) - 5.56 - Earnings per Share, diluted (in €) - 5.54 - On June 30, 2021 MorphoSys’ position in cash and investments amounted to Euros 1,129.2 million (December 31, 2020: Euros 1,244.0 million)

Royalty Pharma Is Providing More Than $2 Billion to MorphoSys to Fund Growth Opportunities

MorphoSys		Royalty Pharma	
$1.425B Upfront Payment		100% of royalties on net sales of Tremfya®	
Access to Development Funding Bonds Up to $350M with the flexibility to draw over one-year period	$100M Equity Investment	60% of future royalties on gantenerumab	3% on future net sales of pelabresib and CPI-0209
Additional Milestone Payments Up to $150M for reaching clinical, regulatory and commercial milestones for otilimab, gantenerumab and pelabresib		80% of future royalties and 100% of future milestone payments on otilimab	

- Tremfya royalties will be passed on to Royalty Pharma starting April 2021
- Royalties will continue to be recorded in MorphoSys income statement
- Financial liabilities will be recorded in Q3 2021 on MorphoSys‘ balance sheet at fair value for royalty rights and milestones provided to Royalty Pharma
- Equity Investment: 1,337,552 new ordinary shares at a price of € 63.35 per share

© MorphoSys - Q2/H1 2021 results 18

*Operating Expenses is comprised of R&D and SG&A, inclusive of Incyte’s share of Monjuvi selling costs in the U.S. © MorphoSys - Q2/H1 2021 results Financial Guidance FY2021 Previous Guidance Provided on 3/15/21 and Reiterated on 5/5/21 Updated Guidance Provided on 7/26/21 2021 Updated Guidance Insights Group Revenues 150 to 200 155 to 180 Range narrowed mainly due to updated Monjuvi product sales expectations Includes full year Tremfya royalties Range excludes any royalty revenue from potential sales of tafasitimab outside of the U.S No significant milestone payments anticipated in 2H 2021 Operating Expenses* 355 to 385 435 to 465 Update reflects the acquisition of Constellation which was accomplished on July 15, 2021 Range includes one-time transaction costs of € 36m related to the agreements with Constellation and Royalty Pharma R&D Expense 45 to 50% of OpEx 52 to 57% OpEx (excl. one-time transaction costs) Updated R&D percentage range applies to OpEx EXCLUDING € 36m of one-time transaction costs In € million

© MorphoSys - Q2/H1 2021 results Q & A

Overview of Accounting for Co-Commercialization of Monjuvi in the U.S.



Income Statement
Balance Sheet
100% Monjuvi Net Product Sales
100% Monjuvi Cost of Sales
Monjuvi Selling Expenses incurred by MorphoSys
MorphoSys Income Statement
100% of Profit/Loss from Monjuvi co-commercialization is reflected on MorphoSys' Income Statement
Monjuvi Selling Expenses incurred by Incyte
MorphoSys credits Cash and debits Financial Liability
If result is a Profit: MorphoSys refunds Incyte 50% of Profit
If result is a Loss: Incyte refunds MorphoSys 50% of Loss
MorphoSys debits Cash and credits Financial Asset

© MorphoSys - Q2/H1 2021 results

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